May 12, 2005

VIA FEDERAL EXPRESS

Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place
100F Street, N.E.
Washington, DC 20549
Attn: Craig Wilson,
      Senior Assistant Chief Accountant
      Mail Stop 4-6

      Re:   Digital Descriptor Systems, Inc.
            Form 10-KSB for year ended December 31, 2004
            File No. 000-26604
            --------------------------------------------

Dear Mr. Wilson:

      In response to your comments dated April 29, 2005, Digital Descriptor Systems, Inc. (the "Company") has the following responses:

1. We note you have recognized the total amount of the beneficial conversion feature associated with your convertible debentures issued in February, May and November 2004 as interest expense for the year ended December 31, 2004. Tell us how you considered the guidance in Issue 6 of EITF 00-27 in recognizing the beneficial conversion feature immediately versus over the redemption period.

      The Company has recognized the total amount of the beneficial conversion feature associated with its convertible debentures issued in February, May and November 2004 as interest expense for the year ended December 31, 2004. In recognizing the beneficial conversion feature immediately versus over the redemption period, the Company has considered Issue 6 of EITF 00-27 both in preparation of the financial statements for the year ended December 31, 2004 and in response to this comment. The Company has determined however that because the holders of these convertible debentures have the right to convert the notes immediately at their discretion, it is more appropriate to take the discount at any time. The investors have never held the Company to any of the stated redemption dates of the convertible debentures and only amended the redemption dates of certain of the convertible debentures at the request of the Company, as a condition to the closing of the acquisition of CGM Security Solutions, Inc.

      The Company also believes that by expensing the total amount of the beneficial conversion feature all at once, it is using the most conservative method of accounting. Therefore having considered both alternatives, the Company determined that the entire amount of the beneficial conversion feature should be recognized as interest expense immediately.

2. We note that in connection with the acquisition of CGM, the Company extended the maturity date of debt instruments and amended the conversion price. Tell us how you accounted for these changes and tell us how you considered EITF 96-19 in determining whether this was a modification or exchange of debt.

      In connection with the extension of the maturity date of debt instruments and amendment of the conversion price, the issue is whether the existing debt should be considered extinguished, resulting in an extraordinary gain or loss. EITF 96-19 states that "[f]rom the debtor's perspective, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument." In this case, the Company does not believe that the net present value of the cash flows after the modification changed by more than 10%. As discussed below, the Company believes that a typographical error in Note 4 to the financial statements may be a source of confusion in connection with the belief that the cash flow effect on a present value basis was 10%. Therefore, the debt instruments should not be considered to be substantially different. No extinguishment of the original debt occurred.

      The Company notes that in Note 11 (Subsequent Events) to the financial statements, in connection with the acquisition of substantially all of the assets of CGM Security Solutions, Inc., the Company entered into a letter agreement with certain of its investors which extended the maturity date of debt instruments issued on November 30, 2004 until March 1, 2008, and amended the conversion price of the debt that is held by the Investors to the lower of (i) $0.0005 or (ii) 60% of the average of the three lowest intraday trading prices for the Company's common stock during the 20 trading days before, but not including, the conversion date. Note 4 to the financial statements reads that the conversion feature of the 2004 debt instruments was originally (1) $0.005 or (2) 67% of the average of the lowest three inter-day sales prices of the common stock during the twenty trading days immediately preceding the applicable conversion date. In reality, the conversion price was always $0.0005. In addition, for the cash flow analysis of the repayments, the Company assumes that the conversion price will be $0.0005 and therefore there is very little or no change in the net present value of the cash flows. This correction will be in an amendment to the Form 10-K filed on April 15, 2005.

      If you have any questions or comments, please contact the undersigned at 212-981-6772. Thank you for your assistance with this matter.

                                         Very truly yours,


                                         David Schiff